Exhibit 21.1

Significant Subsidiaries of the Registrant

Subsidiary	Place of Incorporation
Aoyang Holding Limited	The Cayman Islands
Yatsen (HK) Limited	Hong Kong
Aoyan (HK) Limited	Hong Kong
Guangzhou Yatsen E-Commerce Co., Ltd.	PRC
Aoyan (Shanghai) Cosmetics Trading Co., Ltd.	PRC
Guangzhou Yatsen Cosmetics Co., Ltd.	PRC
Guangzhou Yiyan Cosmetics Co., Ltd.	PRC

Consolidated Variable Interest Entity	Place of Incorporation
Huizhi Weimei (Guangzhou) Trading Co., Ltd.	PRC